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SECUR 13026311 SSION

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DEC 2 - 2013
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SEC FILE NUMBER
8- 51785

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2012 (MM/DD/YY) AND ENDING September 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: nab Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 28th Floor

(No. and Street)

New York, New York 10167

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS DeMaio, President (212) 916-9520

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square, New York, New York 10036

(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 12/18/13

KW 12/12/13

OATH OR AFFIRMATION

I, Thomas DeMaio, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition and supporting schedules pertaining to the firm of nabSecurities, LLC, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ANITA STEELE
Notary Public, State of New York
No. 01ST6203858
Qualified in Westchester County
Commission Expires April 13, 2017

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

nabSecurities, LLC
Year Ended September 30, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

nabSecurities, LLC

Statement of Financial Condition

Year Ended September 30, 2013

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
nabSecurities, LLC

We have audited the accompanying statement of financial condition of nabSecurities, LLC (the Company) as of September 30, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of nabSecurities, LLC at September 30, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 26, 2013

nabSecurities, LLC

Statement of Financial Condition

September 30, 2013

Assets	
Cash and cash equivalents	$ 1,299,573
Due from clearing broker	260,275
Due from affiliates	2,843,174
Accounts receivable	2,940,210
Securities owned, at fair value	87,102,388
Total assets	$ 94,445,620
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 459,496
Due to affiliates	36,148,991
Subordinated borrowings	40,000,000
Member's equity:	
Member's contribution	7,375,000
Retained earnings	10,462,133
Total member's equity	17,837,133
Total liabilities and member's equity	$ 94,445,620

See accompanying notes to statement of financial condition.

1. Organization

nabSecurities, LLC (the Company) is a wholly-owned subsidiary of National Australia Bank Limited (the Parent) based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage-related activities, which generate a significant portion of the Company's revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC (the clearing broker).

2. Significant Accounting Policies

Basis of Preparation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates. Accrual of underwriting commissions at year end is subject to management estimate of, and later adjustment for, final settlement with lead underwriters. Certain metrics used to value the investment portfolio need to be calculated and can contain elements of judgment.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid securities with original maturities of ninety days or less, except for cash pledged with the clearing broker. The Company deposits cash and cash equivalents with two financial institutions. At September 30, 2013, cash equivalents comprised $268,154 of the cash and cash equivalents included in the statement of financial condition.

Securities Owned

Securities owned are stated at fair value. For a more detailed discussion regarding the determination of fair value, see Note 4, *Fair Value of Financial Instruments.*

Fair Value of Financial Instruments

The Company is subject to the U.S. accounting rules for fair value measurement, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

In determining the fair value, the Company uses various valuation approaches as defined by the U.S. accounting rules under the valuation hierarchy which is broken down into three broad levels based on the reliability of inputs as follows:

- Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

2. Significant Accounting Policies (continued)

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Income Taxes

The Company is a single member limited liability company. It is classified as a disregarded entity for federal income tax purposes. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of its Parent. The Company's income taxes are computed as if the Company were a fully taxable foreign entity disregarded from its Parent to which certain permanent book/tax adjustments of its Parent are allocated. The Company's income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits within the related tax liability line which, for the Company, is a component of Due to affiliates, in the Statement of Financial Condition.

Recently Issued Accounting Standards

In January 2013, the Financial Accounting Standards Board (the FASB) issued Accounting Standards Update No. 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* (ASU 2013-01). ASU 2013-01 clarifies the intended scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements and reverse repurchase agreements, and securities lending transactions that are either offset in the statement of financial condition or subject to an enforceable master netting agreement or similar agreement. For the Company, the provisions of ASU 2013-01 are effective for the annual reporting period beginning on October 1, 2013. Management does not expect the provisions of this update to have a material impact on this statement of financial condition.

2. Significant Accounting Policies (continued)

In February 2013, the FASB issued Accounting Standards Update No. 2013-03, *Financial Instruments (Topic 825): Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities* (ASU 2013-03). ASU 2013-03 provides for additional disclosures regarding the impact of an entity's offsetting arrangements. For the Company, the provisions of ASU 2013-03 are effective for the annual reporting period beginning on October 1, 2013. Management does not expect the provisions of this update to have a material impact on this statement of financial condition.

On July 30, 2013, the SEC released the final amendment to Rule 17a-5, *Reports to Be Made by Certain Brokers and Dealers*. The rule requires a broker-dealer that claims an exemption from Rule 15c3-3 throughout the most recent fiscal year to file an annual exemption report. The exemption report will include statements where the broker-dealer indicates that it has met the identified exemption provision throughout the most recent fiscal year without exception and, if applicable, identifies each exception and briefly describes the nature of each exception. All broker-dealers will also be required to file Form Custody that will provide information on whether a broker-dealer maintains custody of customer and non-customer assets.

3. Securities Owned

At September 30, 2013, securities owned, at fair value of $87,102,388, consist of $144,495 of NASDAQ stock (its quoted market value), $45,602,570 of securities backed by Australian residential prime mortgages (RMBS), $24,085,104 of bonds, and $17,270,219 of securities backed by auto loans (ABS).

4. Fair Value of Financial Instruments

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under fair value measurement:

- Assets utilizing Level 1 inputs include equities traded in an active market. Fair value on these securities has been the market value based on published market prices.

- Assets utilizing Level 2 inputs include bonds, RMBS, and ABS.

  - Bonds are valued utilizing market observable prices for recently executed transactions of the same security.

4. Fair Value of Financial Instruments (continued)

- RMBS are valued using trade margin data obtained from observed transactions or independent external parties such as vendors or brokers. The fair value determination may require benchmarking to similar instruments and/or analysis of expected credit losses, default and recovery rates, and weighed average life. The Company considers security collateral-specific attributes, including payment priority, credit enhancement level, collateral type, delinquency rates and loss severity, when evaluating the fair value of each security. Market standard models may be utilized to model the specific collateral and cash flows of each security. Key inputs to these models are market spreads, forecasted credit losses, default rates, and prepayment speeds. The Company uses position specific external price data, when available, to verify its valuations.

- ABS are valued using market observable prices or market price quotations from independent external parties such as vendors or brokers.

The following table presents the fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2013:

	Level 1	Level 2	Level 3	Total
NASDAQ Stock	$ 144,495	$ –	$ –	$ 144,495
Bonds	–	24,085,104	–	24,085,104
RMBS	–	45,602,570	–	45,602,570
ABS	–	17,270,219	–	17,270,219
Balance at September 30, 2013	$ 144,495	$ 86,957,893	$ –	$ 87,102,388

There were no transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy for the Company during the year. The Company's policy is to recognize such transfers at year-end.

For a more detailed discussion regarding the fair value hierarchy, see Note 2, *Significant Accounting Policies.*

5. Subordinated Borrowings

The Company had a subordinated loan from the Parent for capital purposes since 2004 in the amount of $5,000,000. The loan was terminated on July 17, 2013.

On September 5, 2013, the Company terminated an existing revolving subordinated credit agreement with the Parent for additional working capital in the amount of $100,000,000. As of September 30, 2013, $464,444 of accrued fees was recorded.

The Company has a subordinated loan agreement with the Parent for working capital purposes since August 31, 2012. The amount of the loan is $40,000,000 and is scheduled to mature on August 27, 2015. Interest accrues at US Dollar LIBOR plus 1.35% and the facility has a fee of 0.70% per annum. The loan was approved by FINRA as a satisfactory subordination. As of September 30, 2013, $60,902 and $21,778 of accrued interest and fees, respectively, were recorded.

On September 5, 2013, the Company entered into a revolving subordinated credit agreement with the Parent for additional working capital purposes when needed. The effective date of the new agreement is September 5, 2013. The amount of the credit line is $25,000,000 and is scheduled to mature September 5, 2015. Interest accrues at US Dollar LIBOR plus 0.98% for advances of 60 days or less and US Dollar LIBOR plus 0.78% for advances of 61 days or greater. In addition, the facility has a fee of 1.02% per annum and an unused commitment fee of 0.10% per annum. This agreement has been approved by FINRA as a satisfactory subordination agreement. As of September 30, 2013, there were no outstanding advances on this revolving credit line and $20,222 of accrued fees were recorded.

These borrowings, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

6. Related-Party Transactions

The Company's tax liabilities and expenses are settled through the New York Branch of the Parent.

6. Related-Party Transactions (continued)

Due from affiliates of $2,843,174 as of September 30, 2013 represents a receivable of $283,388 for deferred tax due from the New York Branch of the Parent, $826,280 for management fee income due from an indirect subsidiary of the Parent, and $1,733,506 for net commissions received on behalf of the Company by the New York Branch of the Parent. Due to affiliates of $36,148,991 as of September 30, 2013 represents a payable of $589,328 for interest and fees due to the Parent, $5,697,464 for taxes due to the New York Branch of the Parent, $6,762,199 for operating expenses paid on behalf of the Company by the New York Branch of the Parent, and $23,100,000 for a draw down on a money market line of credit with the Parent.

As of September 30, 2013, RMBS of $17,999,482, recorded as securities owned, at fair value, were issued as part of a transaction in which the Parent is the redemption facility provider.

7. Income Taxes

The results of the Company's operations are included in the Federal, state and local income tax returns of the Parent that settles its income tax liabilities with respective taxing authorities. The allocation of the Parent's income tax liability reflected on the statement of financial condition is computed as if the Company were a fully taxable foreign entity to which the Parent's permanent book/tax adjustments related to interest expense computed under the U.S. Treasury Regulation Section 1.882-5 are allocated.

Deferred tax assets of $283,388 (which will be settled with the Parent), included in Due from affiliates in the Statement of Financial Condition, at September 30, 2013 consist of the tax value of stock-based compensation not currently deductible for tax purposes. The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2013, as management believes that it is more likely than not that the Company will generate sufficient taxable income to utilize the existing benefit of the deferred tax asset under its current methodology.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes*. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more-likely-than-not that the position is sustainable, based solely on its technical merits and

7. Income Taxes (continued)

consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

As of September 30, 2013, the Company did not have any liabilities, interest, or penalties related to uncertain tax positions. The Company does not expect its unrecognized tax benefit balance to change significantly within the next 12 months.

8. Commitments and Contingencies

The Company applies the provisions of U.S. accounting rules under ASC No. 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its statement of financial condition for these indemnifications. The Company has placed a $260,275 deposit with such clearing broker (Due from clearing broker on the Statement of Financial Condition). In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

The Company is involved in litigation arising in the normal course of business as a defendant in lawsuits, along with other brokers in various underwritings. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation is not expected to have a materially adverse effect on the Company's financial position.

9. Net Capital Requirements

As a registered broker-dealer and a member of FINRA the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. As of September 30, 2013, the Company had net capital of $48,718,646, which exceeded the regulatory requirement by $46,393,647.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2013, the Company was in compliance with all such requirements.

10. Subsequent Events

Subsequent events have been evaluated through November 26, 2013, which is the date the statement of financial condition was available to be issued.

Ernst & Young LLP

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